EX-3.8
  CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION

                   Certificate of Amendment to
                    Articles of Incorporation
                  For Nevada Profit Corporation
  (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)


1.  Name of corporation: Synthetic Turf Corporation of America

2. The articles have been amended as follows (provide article numbers, if available):

The folowing new articles are added:

An increase in the authorized capital stock of the Corporation can be approved by the Board of Directors of the Corporation without shareholder consent; and

A decrease in the issued and outstanding common stock of the Corporation can be approved by the Board of Directors without shareholder consent.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 56,100,000*

4.  Effective date of filing (optional):
_______________________________
(must not be later than 90 days after the certificate is filed)

5.  Officer Signature (required): /s/  Gary Borglund
                                  Gary Borglund, President


*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.